Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,
	2018	2017	2018	2017	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$176.2	$156.9	$320.5	$281.6	$548.2	$508.1	$491.9	$457.9	$371.8
Less undistributed earnings of equity method investments	(36.0)	(26.8)	(53.3)	(40.0)	(107.6)	(69.5)	(39.3)	(40.8)	(30.7)
Plus distributed earnings of equity method investments	25.4	17.7	27.3	19.3	54.6	23.2	16.1	15.5	10.8
Plus amortization of capitalized interest	0.2	0.2	0.4	0.4	0.8	0.8	0.8	0.8	0.8
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	$165.8	$148.0	$294.9	$261.3	$496.0	$462.6	$469.5	$433.4	$352.7
Plus:
Fixed charges:
Other interest expense (includes amortization of debt issuance costs)	$28.6	$26.4	$58.4	$51.4	$107.4	$85.4	$69.4	$52.8	$45.3
Floor plan interest expense	19.9	15.5	38.8	29.2	63.4	50.9	44.5	46.5	43.5
Capitalized interest	0.6	0.3	0.9	0.6	1.6	1.6	0.8	0.8	0.7
Interest factor in rental expense	19.5	18.3	38.6	35.9	74.4	68.2	66.6	63.1	57.3
Total fixed charges	$68.6	$60.5	$136.7	$117.1	$246.8	$206.1	$181.3	$163.2	$146.8
Less:
Capitalized interest	$0.6	$0.3	$0.9	$0.6	$1.6	$1.6	$0.8	$0.8	$0.7
Earnings	$233.8	$208.2	$430.7	$377.8	$741.2	$667.1	$650.0	$595.8	$498.8
Ratio of earnings to fixed charges	3.4	3.4	3.2	3.2	3.0	3.2	3.6	3.7	3.4